UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
Dated: July 28, 2010
Commission File Number 001-32520
NEWLEAD HOLDINGS LTD.
(Translation of registrant’s name into English)
NewLead Holdings Ltd.
83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____.

The information contained in this Report is hereby incorporated by reference into the NewLead Holdings Limited Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.
Assumption of Debt Facilities
     As previously announced, on July 28, 2010, NewLead Holdings Limited (the “Company”) completed the acquisition of five dry bulk vessels, including two newbuildings and the right of first refusal for three additional newbuildings pursuant to the terms of a Securities Purchase Agreement, dated July 2, 2010 (the “Purchase Agreement”), between the Company and Grandunion Inc. Upon closing, in accordance with the Purchase Agreement, the shares of the vessel owning subsidiaries were transferred to the Company. Total consideration for such shares was approximately $147.0 million, which included approximately $93.0 million in assumed bank debt and other liabilities net of cash acquired. The balance will be paid towards the newbuilding installments and will be financed with committed bank and shipyard credit facilities as well as cash.
     In connection with the completion of the vessel acquisition, the Company assumed $86.4 million in vessel-related indebtedness, as follows:
     The Company assumed a Loan Agreement with First Business Bank, dated July 2, 2010, for a loan facility of up to $24.15 million relating to the Grand Spartounta. The loan is payable in 19 quarterly installments of $0.8 million followed by an $8.95 million payment due in July 2015. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.8% (assuming current LIBOR of 0.339%, plus a 3.5% margin). This loan facility includes, among other things, a value-to-loan ratio that must be 100% at all times from January 1, 2012 until December 31, 2012, and 120% until the maturity date, and a cash sweep for 50% of the vessel’s excess earnings (all as defined in such loan facility) to be applied against the balloon payment. This loan facility contains, among other things, financial covenants that include: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 25% to be tested on December 31, 2012, increasing to 30%, annually thereafter; (ii) liquidity of no less than 5% of the total debt (as defined in the loan facility) during the period the loan facility remains outstanding; (iii) working capital (as defined in the loan facility) of no less than $0 during the period the loan facility remains outstanding; and (iv) minimum interest coverage ratio on a trailing four financial quarter basis (as defined in the loan facility) of 2:1 as at December 31, 2012 and 2.5:1 as at December 31, 2013 and annually thereafter. As of September 20, 2010, the outstanding balance of this loan was $24.15 million. This loan facility is attached hereto as Exhibit 10.1, and incorporated herein by reference.
     The Company assumed a Loan Agreement with Emporiki Bank, dated November 29, 2006, as supplemented by a Third Supplemental Agreement, dated July 2, 2010, for a loan facility of up to $14.75 million, relating to the Grand Markela. The Loan Agreement was further supplemented by a Fourth Supplemental Agreement, dated September 8, 2010, to reflect the renaming of the Grand Markela to the Newlead Markela, and the change of registry of the vessel from Liberia to Marshall Islands. The loan is payable in four semi-annual installments of $1.17 million followed by a $5.12 million payment due in November 2012. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.3% (assuming current LIBOR of 0.339%, plus a 3.0% margin). The loan facility includes, among other things, a value-to-loan ratio that must be 125% at all times until the maturity date, a cash sweep for 50% of the vessel’s excess earnings (all as defined in such loan facility) to be applied towards reducing the balloon payment from the initial $3.95 million to $2.5 million, and an average monthly balance of the earnings account held within the bank in the name of the borrower of $0.4 million. The loan facility contains, among other things, financial covenants that include: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 25% for the period from June 30, 2012 until June 30, 2013, increasing to 30%, thereafter; (ii) liquidity of no less than 5% of the total debt during the period the loan facility remains outstanding; (iii) working capital (as defined in the loan facility) of no less than zero at each quarter end during the period the loan facility remains outstanding; and (iv) minimum interest coverage ratio on a trailing four financial quarter basis (as defined in the loan facility) of 2:1 for the period from June 30, 2012 until June 30, 2013, increasing to 2.5:1, thereafter. As of September 17, 2010, the outstanding balance of this loan was $9.8 million. This loan facility, the Third Supplemental and Agreement and the Fourth Supplemental Agreement are attached hereto as Exhibits 10.2 through 10.4, respectively, and are incorporated herein by reference.
     The Company assumed a Loan Agreement with EFG Eurobank, dated October 22, 2007, as supplemented by a Third Supplemental Agreement, dated July 9, 2010, for a loan facility of up to $32.0 million, relating to the Grand Esmeralda. The Loan Agreement was further supplemented by a Fourth Supplemental Agreement, dated August 13, 2010, to reflect the renaming of the Grand Esmeralda to the Newlead Esmeralda, and the change of registry of the vessel from Liberia to Marshall Islands. The loan is payable in 15 quarterly installments of $0.565 million followed by a $6.88 million payment due in April 2014. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 4.1% (assuming current LIBOR of 0.339%, plus a 3.75% margin). This loan facility contains, among other things, a waiver to the minimum security clause for a period starting from July 1, 2010 and ending on June 30, 2011. As of the date of assumption, the outstanding balance on such loan facility was $15.355 million. The loan facility contains, among other things, financial covenants that include: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 25% for the period from January 1, 2013 until December 30, 2013, increasing to 30%, thereafter; (ii) liquidity of no less than 5% of the total debt during the period the loan facility remains outstanding; and (iii) a minimum interest coverage ratio (as defined in the loan facility) of 2:1 for the period from January 1, 2013 until December 30, 2013, increasing to 2.5:1, thereafter. As of September 17, 2010, the outstanding balance of this loan was $14.79 million. This loan facility, the Third Supplemental and Agreement and the Fourth Supplemental Agreement are attached hereto as Exhibits 10.5 through 10.7, respectively, and are incorporated herein by reference.

     The Company assumed a Loan Agreement with DVB Bank, Nord LB and Emporiki Bank, dated July 9, 2010, as supplemented by a Supplemental Agreement, dated July 14, 2010 for a loan facility of up to $48.0 million, relating to two newbuilding vessels. The loan is payable, for the first vessel, in 12 quarterly installments of $0.3625 million followed by 12 quarterly installments of $0.3875 million, followed by 15 quarterly installments of $0.4 million, with the last installment payable together with the $9.0 million of the balloon payment due in December 2020. The loan is payable, for the second vessel, in 12 quarterly installments of $0.3625 million followed by 12 quarterly installments of $0.3875 million, followed by 10 quarterly installments of $0.4 million, with the last installment payable together with the $11.0 million of the balloon payment due in December 2020. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 3.3% (assuming current LIBOR of 0.339%, plus a 3.0% margin). The loan facility includes, among other things, a value-to-loan ratio (as defined in the loan facility) that must be 110% at all times over the first five years and 120% thereafter, a cash sweep on the earnings of the vessels, representing the 100% of the excess cash flow (as defined in the loan facility) for the period commencing on delivery date of each vessel until the relevant balloon amount is reduced to $3.0 million and the 50% of the excess cash flow of each vessel thereafter, and a minimum liquidity reserve for each borrower to be kept with the agent bank of not less than $0.5 million (applicable after each vessel’s respective deliveries). As of the date of assumption, the outstanding balance on such loan facility was $14.1 million. The loan facility contains, among other things, financial covenants that include: (i) a minimum market adjusted equity ratio (as defined in the loan facility) of 25% for the period from June 30, 2012 until June 30, 2013, increasing to 30%, thereafter; (ii) liquidity of no less than 5% of the total debt during the period the loan facility remains outstanding; (iii) a minimum interest coverage ratio on a trailing four financial quarter basis (as defined in the loan facility) of 2:1 for the period from June 30, 2012 until June 30, 2013 , increasing to 2.5:1, thereafter, (iv) maintenance of free cash in an amount that is no less than $5.0 million and (v) working capital (as defined in the loan facility) of no less than zero at each quarter end. As of September 17, 2010, the outstanding balance of the loan was $19.1 million. This loan facility and the Supplemental Agreement are attached hereto as Exhibits 10.8 and 10.9, respectively, and are incorporated herein by reference.
     The Company assumed a Loan Agreement with Marfin Egnatia Bank, dated July 21, 2010, as novated, amended and restated by a Novation, Amendment & Restatement Agreement, dated July 21, 2010 for a reducing revolving credit facility of up to $23.0 million. The loan is payable in 12 quarterly installments of $0.1 million followed by a $21.8 million payment due in October 2013. Borrowings under this loan facility currently bear an effective interest rate, including the margin, of approximately 4.1% (assuming current LIBOR of 0.339%, plus a 3.75% margin). The loan facility contains financial covenants, all as described in the loan facility, that include: (i) maintenance of the Company’s shareholders’ equity as a percentage of its total assets, adjusting the book value of the Company’s fleet to its market value, of no less than: (a) 25% from the financial quarter ending September 30, 2012 until June 30, 2013; and (b) 30% from the financial quarter ending September 30, 2013 onwards; (ii) maintenance, on a consolidated basis on each financial quarter, of working capital (as defined in the loan facility) of not less than $0; (iii) maintenance of the minimum liquidity requirement, at 5% of the outstanding loan; and (iv) the maintenance of the ratio of EBITDA (as defined in the loan facility) to interest payable on a trailing four financial quarter basis of no less than: (a) 2.00 to 1.00 from the financial quarter day ending September 30, 2012 until June 30, 2013; and (b) 2.50 to 1.00 from the financial quarter day ending September 30, 2013 onwards. As of September 17, 2010, the outstanding balance of the loan was $23.0 million. This loan facility and the related Deed of Novation, Amendment and Restatement dated July 21, 2010 are attached hereto as Exhibits 10.10 and 10.11, respectively, and are incorporated herein by reference.
The Company’s press release regarding the acquisition of the vessels is attached hereto as Exhibit 99.1 and incorporated herein by reference.
Exhibits

Exhibit No.	Exhibit
10.1	Loan Agreement dated July 2, 2010 with First Business Bank for a loan facility of up to $24.15 million
10.2	Loan Agreement dated November 29, 2006 with Emporiki Bank for a loan facility of up to $14.75 million
10.3	Third Supplemental Agreement dated July 2, 2010 relating to the $14.75 million loan facility with Emporiki Bank
10.4	Fourth Supplemental Agreement dated September 8, 2010 relating to the $14.75 million loan facility with Emporiki Bank
10.5	Loan Agreement dated October 22, 2007 with EFG Eurobank for a loan facility of up to $32.0 million
10.6	Third Supplemental Agreement dated July 9, 2010 relating to the $32.0 million loan facility with EFG Eurobank
10.7	Fourth Supplemental Agreement dated August 13, 2010 relating to the $32.0 million loan facility with EFG Eurobank
10.8	Loan Agreement dated July 9, 2010 with DVB Bank, Nord LB and Emporiki Bank for a loan facility of up to $48.0 million
10.9	Supplemental Agreement dated July 14, 2010 relating to the $48.0 million loan facility with DVB Bank, Nord LB and Emporiki Bank
10.10	Novated, Amended and Restated Loan Agreement dated July 21, 2010 with Marfin Egnatia Bank for a reducing revolving credit facility of up to $23.0 million
10.11	Deed of Novation, Amendment & Restatement dated July 21, 2010 relating to the credit facility of $23.0 million
99.1	Press Release dated July 28, 2010

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 21, 2010

NEWLEAD HOLDINGS LTD.
By:	/s/ Michail Zolotas
	Name:	Michail Zolotas
	Title:	Chief Executive Officer